WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Cash	$	653,717
Cash segregated in compliance with federal regulations		59,633
Receivables from clearing broker, including clearing deposit of $200,000		2,644,457
Property and equipment, net		263,858
Prepaid and other assets		347,854
TOTAL ASSETS	$	3,969,519
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	1,168,311
Commitments (Notes 3, 4, and 9)		
Members' equity		2,801,208
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,969,519

See accompanying notes to financial statements.